Japanese Securities Report for the fiscal year from April 1, 2004 through March 31, 2005 pursuant to Article 24, paragraph 1 of the Japanese Securities and Exchange Law and submitted to the Chief of the Kanto Local Finance Bureau of the Ministry of Finance of Japan on June 24, 2005, and which includes the following:

     I.   Corporate information

          A.   Corporate overview
               1.   Five-year history of changes in major business indices
               2.   History of the company and its associated companies
               3.   Overview of business
               4.   Associated companies
               5.   Employee information

          B.   Business
               1.   Discussion of business results
               2.   Production, orders and sales
               3.   Management issues
               4.   Risk factors
               5.   Material contracts
               6.   Research and development
               7. Discussion and analysis of financial condition and results of operation

          C.   Capital assets
               1.   Overview of capital expenditure
               2.   Important capital assets
               3. Plans for new construction projects and disposition of facilities

          D.   Company information
               1.   Share information
                    a.   Total number of shares
                    b.   Stock acquisition rights
                    c.   Number of shares outstanding, changes in capital stock
                    d.   Shareholder information
                    e.   Major shareholders
                    f.   Voting rights
                    g.   Stock options
               2.   Share repurchases
               3.   Dividend policy
               4.   Changes in share price
               5.   Directors and corporate auditors
               6.   Corporate governance

          E.   Financial information
               Report of independent accountants
               1.   Consolidated financial statements
                    a.   Audited consolidated financial statements
                             o   Consolidated balance sheets
                             o   Consolidated statements of income
                             o   Consolidated statements of shareholders' equity
                             o   Consolidated statements of cash flows


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                             o   Significant accounting policies and notes to
                                 consolidated financial statements
                             o   Supplementary statements

                    b.   Other

               2.   Unconsolidated financial statements
                    a.   Audited unconsolidated financial statements
                             o   Unconsolidated balance sheets
                             o   Unconsolidated statements of income
                             o Appropriation of unconsolidated retained earnings
                             o Significant accounting policies and notes to unconsolidated
                             o   Financial statements
                             o   Supplementary statements

                    b.   Major assets and liabilities
                    c.   Other

          F.   Share handling information
          G.   Reference materials
               1.   Parent company information None
               2.   Other information

    II.   Information on guarantors

          None



Auditors Report

     Fiscal year ended March 2004 Consolidated
     Fiscal year ended March 2005 Consolidated
     Fiscal year ended March 2004
     Fiscal year ended March 2005



Certificate by the Representative Director

     Certificate